Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$5,136	$7,342	$4,637	$6,674	$974
Add: Interest expense	381	341	353	380	393
Add: Interest factor in rental expense	229	223	225	192	206
Total earnings	$5,746	$7,906	$5,215	$7,246	$1,573

Fixed charges:
Interest expense	$381	$341	$353	$380	$393
Interest capitalized	14	13	11	14	18
Interest factor in rental expense	229	223	225	192	206
Total fixed charges	$624	$577	$589	$586	$617

Ratio of earnings to fixed charges	9.2	13.7	8.9	12.4	2.5